UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

1.	Press release dated July 24, 2025 announcing second quarter 2025 results for Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex”).

2.	Second quarter 2025 results for Cemex.

3.	Presentation regarding second quarter 2025 results for Cemex.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: July 24, 2025	By:	/s/ Jaime Martinez Merla
Name: Jaime Martinez Merla
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release dated July 24, 2025 announcing second quarter 2025 results for Cemex, S.A.B. de C.V. (NYSE: CX) (“Cemex”).

2.	Second quarter 2025 results for Cemex.

3.	Presentation regarding second quarter 2025 results for Cemex.

4